February 18, 2010




By U.S. Mail and Facsimile to (847) 615-4091

Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009


Dear Mr. Wehmer:

We have reviewed your responses to our comment letter to you dated January 20, 2010 and your filings. As you know, our offices and the federal government in Washington, D.C. were closed on February 8, 9,
10, 11, and 15 and closed part of the day on February 5, 12 and 16.
We have the following legal comments; accounting comments will follow. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. As we requested in comment 25 of our comment letter to you dated
September 29, 2009 and comment 3 of our letter to you dated
January
20, 2010, revise Exhibit 3 with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations (rather than the banking industry generally, "numerous financial institutions" and the national economy) consistent with Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
and
* identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
o the economic recession in your market areas;
o the drop in commercial real estate prices, commercial real estate sales and new construction in your market areas and its effect on the value of collateral underlying your loans and the delinquencies and defaults on your loans;
o the rise in unemployment in your market areas; and
o the extent of your loan portfolio attributable to real estate loans
(including analysis of the extent to which your losses are attributable to commercial real estate loans and the extent to which these loans are concentrated in the greater Chicago and southern Wisconsin metropolitan areas).


2. We note your claim in the third full paragraph on the third page
of your Exhibit 3, that you increased your loan portfolio from
2008
to 2009 by $800 million. Please provide more detail including but not limited to the following:
* explain how you did so (eg. acquisitions or purchases) and what types of loans increased;
* explain how much of the increase in your loan portfolio was due to
the loans you purchased in 2009 from AIG for $679 million;
* describe the extent that you reduced your loan portfolio during 2009 and the types of loans involved; and
* revise the statement in the second paragraph that you originated and sold $4.7 billion in residential mortgage loans in 2009 to disclose the aggregate amount originated in 2009 compared to 2008 and the aggregate amount of loans that you sold in 2009 compared to
2008
and the reasons for such sales.


3. We note your proposed response to comment 5 of our letter to you
dated January 20, 2010.  Please revise as follows:
* revise the first sentence of the first paragraph to explain that the net income would have been a loss of $22 million instead of a gain of $73 million but for an extraordinary non cash gain in the value of assets you acquired from AIG in 2009 for which you paid $679 million;
* explain, in the second paragraph, the particular reasons for your losses (such as increases in defaults on your commercial real estate loans in the Chicago area) instead of vaguely attributing it to "the continuation of the credit crisis;"
* delete your claim that the FDIC assessment is "one time" since the
Chairman of the FDIC stated in May 2009 that it was "probable" that an additional special assessment would be necessary in the fourth quarter of 2009;
* disclose how much of the FDIC "expense" was due to the FDIC requiring all insured institutions to prepay three years worth of deposit insurance premiums at the end of 2009 and explain how you accounted for this prepayment; and
* revise the last paragraph to address the problems in your loan portfolio and your market area.


4. We note your proposed response to comment 6 of our letter to you dated January 20, 2010.
* explain why the average expected life of these loans is 5 to 7 years;
* revise your statement in the overview that these loans ""are generally collateralized" and your statement in the last sentence of the second paragraph are "partially unsecured" to quantify the extent to which your life insurance premium finance loans are not secured or are "partially unsecured;"
* provide more detail in the second paragraph regarding the legal basis for your security interest in these loans including whether most are secured by the policy itself and whether other forms of collateral are in addition to or are alternatives to the insurance policy;
* as we requested, explain in more detail what consents are required and from whom; and
* disclose the amount of the escrow as of December 31, 2009 and a recent date.

5. With a view towards additional disclosure, please supplemenally advise us as to whether the company has any plans, arrangements, understandings and/or agreement to raise capital in the next 12 months.

      * * * * * * * * * * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney